EXHIBIT (q)
                                 Protector hVUL

              DESCRIPTION OF TRANSFER AND REDEMPTION PROCEDURES FOR
           FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICIES ISSUED BY
                    AMERITAS VARIABLE LIFE INSURANCE COMPANY
                      PURSUANT TO RULE 6e-3(T)(b)(12)(iii)

This document sets forth administrative procedures followed by Ameritas Variable Life Insurance Company ("AVLIC" or the "Company") in the issuance of its flexible premium variable life insurance policy or (the "Policy" or "Policies"), the transfer of assets held thereunder, and the redemption by Owners of their interests in said Policies.

I. PURCHASE AND ISSUANCE OF POLICIES

A. PREMIUMS AND UNDERWRITING STANDARDS

The Policy is flexible premium variable universal life insurance upon the life of an insured. The Policy pays death benefit proceeds to the Policy beneficiary upon the insured's death, or pays a Surrender Value to the Owner if they surrender the Policy. AVLIC will only issue the Policy for an initial face amount of insurance coverage of $100,000 or more.

The Policy provides flexibility regarding the timing and amount of premium payments. However, there is a minimum amount AVLIC accepts both for initial and subsequent premiums. The minimum initial premium must be at least enough premium to fund the greater of any selected guaranteed death benefit, or the number of monthly deductions, times the number of months between the Policy Date and the date the Policy is issued plus one month. Additional Premiums must be enough to cover Policy charges. AVLIC may accept less under certain circumstances, such as when the Owner authorizes periodic withdrawals from an account the Owner may have with a bank or other financial institution in amounts designed to cumulatively pay amounts equal to required minimum amounts. AVLIC reserves the right to limit premiums or refund any values so the Policy qualifies as life insurance under the federal Internal Revenue Code.

B. APPLICATION AND INITIAL PREMIUM PROCESSING

Upon receipt of a completed Application, AVLIC will follow certain legally recognized insurance underwriting procedures to evaluate the risk and determine insurability. Standard underwriting may involve medical examinations and may require further information from the proposed Insured before a determination can be made. The Policies will be offered and sold pursuant to established underwriting standards and in accordance with state insurance laws, which prohibit unfair discrimination among Owners, but recognize that premiums must be based upon factors such as age, health or occupation. No insured can be younger than age 20 or older than age 80 on the insured's birthday nearest to the Policy Date. If AVLIC receives a Premium and determines that the Insured does not meet AVLIC's underwriting criteria, AVLIC will return to the Owner an amount equal to the Premium. No interest will be paid. A Policy will not be issued until underwriting procedures have been completed.

C. PREMIUM ALLOCATION

On the Policy, the Owner may allocate the Net Premium to one or more variable investment options and/or a Fixed Account. The Fixed Account provides a fixed interest rate guarantee provided by AVLIC's general account. AVLIC initially invests the portion of the Net Premium allocated to variable investment options in the Ameritas Money Market sub-account.

Most States give the Owner a limited period of time within which the Owner can cancel the Owner's Policy, usually called a "right to examine" or "free look" period. The amount AVLIC will refund if the Owner cancels during this period varies, but will always be at least the amount required by the State whose law governs the Owner's Policy. The specific terms of the Owner's State's "free look" requirements are on the front page of the Owner's Policy.


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II. TRANSFERS AMONG INVESTMENT OPTIONS

The Policy is designed for long-term investment. Excessive transfers such as those triggered by market timing services or other large or frequent transfers could harm other Policy Owners by having a detrimental effect on investment portfolio management. Therefore, AVLIC reserves the right to reject any specific premium allocation or transfer request, if in the judgment of a sub-account portfolio fund advisor, a sub-account portfolio would be unable to invest effectively in accordance with its investment objectives and policies, or if Policy Owners would otherwise potentially be adversely affected.

Subject to restrictions during the "right to examine period", the Owner may transfer Policy value from one sub-account to another, from the Separate Account to the Fixed Account, or from the Fixed Account to any sub-account, subject to these rules:

Transfer Rules:

o A transfer is considered any single request to move assets between one or more investment options.
     o AVLIC must receive notice of the transfer at AVLIC's Service center Trading Unit B either Written Notice, an authorized telephone transaction, fax or by Internet when available. AVLIC's Trading Unit facsimile number is 402-467-7923. Transfers will be processed on the business day they are received by AVLIC's Trading Unit before 3:00 p.m. Central Time. The Owner must be available to receive a confirmation telephone call for any faxed transfer requests sent to AVLIC, or the Owner's trade may not be processed until it is confirmed.
     o The transferred amount must be at least $250, or the entire Subaccount value if it is less. (If the value remaining after a transfer will be less than $100 in a Subaccount, AVLIC will include that amount as part of the transfer.)
          - If the Dollar Cost Averaging systematic transfer program is used, then the minimum transfer amount out of a Subaccount is the lesser of $100 or the balance in the Subaccount.
          - The Portfolio Rebalancing and Earnings Sweep systematic transfer programs have no minimum transfer limits.
     o The first 15 transfers each Policy Year are free. Thereafter, transfers may result in a $10 charge for each transfer. See the CHARGES EXPLAINED section of this Prospectus for information about how this charge is applied. This fee is not subtracted from the amount of the transfer. Transfers under any systematic transfer program do count toward the 15 free transfer limit.
     o A transfer from the Fixed Account (except made pursuant to a systematic transfer program):
          -    may be made only once each Policy Year;
          -    may be delayed up to six months;
          -    is limited during any Policy Year to the greater of:
               - 25% of the Policy value in the Fixed Account on the date of the transfer during that Policy Year;
               - the greatest amount of any similar transfer out of the Fixed Account during the previous 13 months; or
               -    $1,000.
     o If the Policy value in any Subaccount falls below $100, AVLIC may transfer the remaining balance, without charge, to the Ameritas Money Market Subaccount.

III. "REDEMPTION" PROCEDURES: SURRENDER AND RELATED TRANSACTIONS

A. FULL SURRENDER

While the insured is alive, the Owner may terminate the Policy for its cash Surrender Value. Following a full surrender, all the Owner's rights in the Policy end, and the Policy may not be reinstated.

Full Surrender Rules
     o AVLIC will accept a full surrender request signed by the Owner on AVLIC's form of Written Notice by mail or facsimile.
     o The applicable Surrender Charge is described in the Owner's Policy and below.
     o Surrenders may be taxable, and a 10% federal tax penalty on gains may apply prior to the Policy Owner's age 59 1/2. See the TAX MATTERS section of the Policy prospectus for more information.
     o AVLIC may defer surrender payments from the Fixed Account for up to six months from the date AVLIC receives the Owner's request.

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Surrender Charge
Upon a full surrender of the Owner's Policy, AVLIC deducts a surrender charge. The amount and duration of this charge varies by the insured's sex, issue age (or attained age at the time of any increase), risk class, face amount of insurance coverage, and the length of time the Policy has been in force. The Surrender Charge duration is 14 years. The Surrender Charge applies from the Policy issue date as to the initial face amount of insurance coverage, and from the date of any increase as to increases in the face amount. Because this charge may be significant upon early surrender, the Owner should purchase a Policy only as a long-term investment. The maximum surrender charge is $52.02 per $1,000 of face amount. A decrease in Face Amount will not decrease the surrender charge.

------------------------- --------------------------- ----------------------- -------------------------
                              Percent of Initial           Policy Year           Percent of Initial
      Policy Year           Surrender Charge that         since issue or       Surrender Charge that
since issue or increase    will apply during Policy      increase in face        will apply during
     in face amount                  Year                     amount                Policy Year
------------------------- --------------------------- ----------------------- -------------------------
           1                         100%                       9                       50%
------------------------- --------------------------- ----------------------- -------------------------
           2                         96%                        10                      42%
------------------------- --------------------------- ----------------------- -------------------------
           3                         92%                        11                      33%
------------------------- --------------------------- ----------------------- -------------------------
           4                         88%                        12                      25%
------------------------- --------------------------- ----------------------- -------------------------
           5                         83%                        13                      17%
------------------------- --------------------------- ----------------------- -------------------------
           6                         75%                        14                       8%
------------------------- --------------------------- ----------------------- -------------------------
           7                         67%                       15+                       0%
------------------------- --------------------------- ----------------------- -------------------------
           8                         58%
------------------------- --------------------------- ----------------------- -------------------------

B. PARTIAL WITHDRAWALS

While the insured is alive, the Owner may withdraw part of the Policy value. The amount requested and any partial withdrawal charge will usually be deducted from the Policy value on the date AVLIC receives the Owner's request if received before 3 p.m. Central Time.
If Death Benefit Option A is in effect, then the current face amount of insurance coverage as well as Policy value will be reduced by the amount of any partial withdrawal. If Death Benefit Option D is in effect, then the current face amount will be reduced by the amount of the partial surrender taken from the fixed account. The Policy value will be reduced by the amount of the partial withdrawal.

Partial Surrender Rules
     o AVLIC will accept a partial withdrawal request signed by the Owner on AVLIC's form of Written Notice by mail or facsimile.
     o The applicable Partial Withdrawal Charge is described in the Owner's Policy and the CHARGES section of this Prospectus.
     o The minimum partial withdrawal amount is $500; the maximum is an amount such that remaining Surrender Value is at least $1,000 or an amount sufficient to maintain the Policy in force for the next 12 months.
     o    A partial withdrawal is irrevocable.
     o For tax purposes, partial withdrawals are treated as made first from premiums paid and then from earnings, beginning with the most recent premium payment, unless the Policy is a modified endowment contract.
     o Partial withdrawals will be deducted from the Subaccounts on a pro rata basis, unless the Owner instructs AVLIC otherwise. If the value of an investment option after a withdrawal pursuant to the Owner's instructions is less than $100, the amounts will be deducted on a pro rata basis.
     o Partial withdrawals result in cancellation of Accumulation Units from each applicable Subaccount.
     o AVLIC reserves the right to defer withdrawal payments from the Fixed Account for up to six months from the date AVLIC receives the Owner's request.
Depending upon the circumstances, a partial withdrawal may have tax consequences.

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Upon a partial withdrawal from the Owner's Policy, AVLIC may deduct a Partial
Withdrawal Charge that is guaranteed to never be greater than the lesser of (1) 2% of the amount withdrawn, or (2) $50; currently this charge is the lesser of
(1) 2% of the amount withdrawn, or (2) $25. This fee will be deducted from the investment options and in the same allocation as the Owner's partial withdrawal allocation instruction; if that is not possible (due to insufficient value in one of the investment options the Owner elects) or the Owner has not given such instructions, AVLIC will deduct this fee on a pro-rata basis from the Subaccounts. Taxes and tax penalties may apply.

C. DEATH BENEFIT CLAIMS

Upon the insured's death, AVLIC will pay to the Policy beneficiary:
     - the death benefit on the insured's life under the death benefit option in effect; plus
     - any additional life insurance proceeds provided by any optional benefit or rider; minus
     -    any outstanding Policy debt; minus
     - any due and unpaid Policy charges, including deductions for the month of death.
A death benefit is payable upon:
     -    The Owner's Policy being in force;
     -    AVLIC's receipt of Due Proof of Death of the Insured;
     - AVLIC's receipt of sufficient beneficiary information to make the payment; and
     -    The Owner's election of a payment option.

 "Due Proof of Death" is generally a certified copy of a death certificate, a certified copy of a decree of a court of competent jurisdiction as to the finding of death, or any other proof satisfactory to AVLIC.

AVLIC will pay the death benefit after AVLIC receives Due Proof of Death of the insured's death and as soon thereafter as AVLIC has sufficient information about the beneficiary to make the payment. Death benefits may be paid pursuant to a payment option to the extent allowed by applicable law and any settlement agreement in effect at the insured's death. If neither the Owner nor the beneficiary makes a payment option election within 60 days of AVLIC's receipt of Due Proof of Death, AVLIC will issue a lump-sum payment to the beneficiary.

The Owner may choose one of two death benefit options. Option A is in effect unless the Owner elects Option D.
Under Option A, the death benefit is the greater of:
     (a)  the face amount of insurance coverage on the insured's date of death;
          or
     (b) the Policy value on the date of death multiplied times a corridor percentage stated in the Policy.
Under Option B, the death benefit is the greater of:
     (a) the face amount of insurance coverage on the date of death plus the Policy value in the Separate Account and Loan Account minus an adjustment amount. (The adjustment amount is the sum of transfers from the Fixed Account to the Separate Account since Option D became effective, plus the sum of transfers from the Fixed Account to the Loan Account since Option D became effective minus the sum of transfers from the Loan Account to the Fixed Account since Option D became effective but not less than zero.) This amount will never be less than the face amount of insurance coverage on the date of death; or
     (b) the Policy value on the date of death multiplied times the corridor percentage.

No Maturity Date
This Policy does not have a maturity date.

D. LAPSE, GRACE PERIOD AND POLICY REINSTATEMENT

Lapse
This Policy will lapse with no value when Policy value is not enough to cover any due but unpaid charges and, where a Policy loan exists, any loan interest due. However, this Policy will not terminate during a grace period as long as sufficient premium is paid by the end of the grace period to prevent lapse. Because Policy value can fluctuate depending upon the performance of the Owner's selected variable investment options, the Owner's Policy can lapse, even if the Owner pays all Planned Periodic Premiums on time. Lapse of the Policy may result in adverse tax consequences.

AVLIC guarantees the Policy will not lapse during the guaranteed death benefit period the Owner selects so long as Net Funding exceeds Required Funding throughout the selected guaranteed death benefit period. On the first day of a guaranteed death benefit period and each Monthly Anniversary thereafter, AVLIC will compare the Net Funding to the Required Funding to determine if the guaranteed death benefit remains in effect or lapses.

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Grace Period
If the Owner's Policy lapses, AVLIC allows the Owner a 61-day grace period to make a premium payment in order to continue the Policy. The grace period begins on the date AVLIC mails a notice of the premium necessary to keep this Policy in force. AVLIC will mail this notice to the Owner at the Owner's current address on record with AVLIC and to any assignee on record. Insurance coverage continues during the grace period, but the Policy has no value for purposes of Policy loans, surrenders or transfers. If sufficient premium is not paid by the end of the grace period, the Policy will terminate without value as of the first day of the grace period. If the insured dies during the grace period, AVLIC will deduct Policy charges due but not paid from the death benefit proceeds payable.

Reinstatement
If the Policy lapses because a grace period ended without a sufficient payment being made, the Owner may reinstate it within three years of the date of lapse. To reinstate, AVLIC must receive:
     o    Written application signed by the Owner and the insured;
     o Evidence of the insured's insurability satisfactory to AVLIC, and the insurability of any insured covered under an optional benefit rider;
     o    Premium at least equal to the greater of:
          (1) An amount sufficient to bring the Surrender Value after the first Monthly Deduction to an amount greater than zero; or
          (2) Three times the current Policy Month's monthly deductions. o Reinstatement of any outstanding Policy debt.
The effective date of reinstatement will be the Policy Monthly Anniversary date on or next following the date the reinstatement is approved.

The face amount of the reinstated Policy may not exceed the face amount at the time of lapse. The Policy value on the effective date of reinstatement will equal the Policy value as of the beginning of the grace period that ended in termination of the Policy. The surrender charge at reinstatement, if any, will be based on the current Policy Year as if the Policy had never terminated.

The Policy cannot be reinstated once it has been fully surrendered.

E. DISABILITY WAIVERS

The Policy has available certain optional benefits or riders which allow waiver of certain charges and/or payment of benefits when the Insured is totally disabled. Some of these features are only available at the time the Policy is issued, and may not be added later. Certain riders may not be available in all states. The cost for each rider, if any, is explained in the prospectus' CHARGES section.

The Disability Benefit Rider provides that during periods of the insured's total disability, as defined in the Rider, AVLIC will pay benefits to the Policy Owner by paying some or all of the Policy premiums, and by waiving the Cost of Insurance Charge for this Rider. The Owner chooses the benefit level at the issue of the Rider.

The Terminal Illness Rider provides for the ability to accelerate the death benefit to be a living benefit to withdraw value from the Policy, as defined in the Rider, in the event of diagnosis of a terminal illness. No extra cost. The total value available as a benefit is an amount less than the total death benefit payable under the Policy.

The Legacy Asset Rider also provides for the ability to accelerate the death benefit to be a living benefit to withdraw value from the Policy, as defined in the Rider, in the event of a diagnosis of a terminal or chronic illness. This living benefit is not a qualified life insurance benefit under Internal Revenue Code section 7702, so the charge for this Rider must be treated as a partial withdrawal from the Policy for income tax purposes.

The Waiver of Deductions Rider is issued in conjunction with the Legacy Asset Rider and provides for the waiver of certain Policy charges and charges for any Policy riders so long as benefits under the Legacy Asset Rider are payable in the event of a diagnosis of a chronic illness (and does not apply for a terminal illness diagnosis).


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G. POLICY LOANS

A Policy loan will affect Policy value and Surrender Value. It may also affect the death benefit. Surrender or lapse of a Policy while a loan is outstanding could result in significant tax consequences.

Standard Policy Loan. At any time after the Policy is issued, the Owner may borrow not less than $200 and up to an amount equal to the Surrender Value, minus guaranteed monthly deductions from Policy value for the rest of the Policy Year, minus interest on Policy debt including the requested loan to the next Policy anniversary. A regular Policy loan has a current net annual loan interest rate of 2.0%: AVLIC charges a current interest rate with a 5.0% effective annual yield (guaranteed to not exceed 5.5%), but AVLIC also credits an interest rate with an effective annual yield of 3.0% to any amounts in the Loan Account.

Reduced Rate Policy Loan. Available after the 5th Policy Year. Amount eligible is limited to Policy earnings (Policy value exceeding the amount of premiums paid minus any previous partial withdrawals, minus any outstanding Reduced Rate Policy Loan); but, cannot exceed the maximum available loan amount. A reduced rate Policy loan has a current net annual loan interest rate of 0%: AVLIC charges a current interest rate with a 3.0% effective annual yield (guaranteed to not exceed 3.5%), but AVLIC also credit an interest rate with an effective annual yield of 3.0% to any amounts in the Loan Account.

Loan Rules
     o    The Policy must be assigned to AVLIC as sole security for the loan.
     o AVLIC will accept a loan request signed by the Owner on AVLIC's form of Written Notice by mail or facsimile.
     o AVLIC will transfer all loan amounts from the Subaccounts and the Fixed Account to a Loan Account. The amounts will be transferred pro rata from the Subaccounts, unless the Owner instructs AVLIC otherwise. If the value of an investment option after a transfer pursuant to the Owner's instructions is less than $100, the amounts will be transferred on a pro rata basis.
     o Loan interest is due on each Policy Anniversary. If the interest is not paid when due, AVLIC will transfer an amount equal to the unpaid loan interest from only Policy investment options the Owner designate; if that is not possible (due to insufficient value in an investment option the Owner elects) or the Owner has not provided such instructions, AVLIC will deduct loan interest on a pro-rata basis from the Subaccounts.
     o If Policy debt exceeds Policy value minus accrued expenses and charges, the Owner must pay the excess or the Owner's Policy will lapse.
     o If there is a Policy loan, the Owner should identify any payment intended to reduce a loan as a loan repayment; otherwise it will be treated as a premium and added to Policy value.

H. MISSTATEMENT

If the age or sex of the insured or any person insured by a Policy rider has been misstated on the application, the Policy death benefit and any additional benefits provided will be those which would be purchased by the most recent deduction for Policy charges and the cost of such additional benefits at the insured person's correct age or sex.


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